
02002701

January 22, 2002

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.


RECEIVED
JAN 23 2002

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel Interim Report 2001"

Thank you for your assistance in handling it as required.

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Sincerely yours,

Yoshihisa Furukawa
Finance Section
Finance Department
Kobe Steel, Ltd.

dlw 1/31

Kobe Steel Interim Report 2001

Six Months Ended September 30

KOBELCO

KOBE STEEL, LTD.

Message from the President

We placed our full efforts into improving our performance in the face of Japan's deteriorating economy. Behind the severe market conditions were a decelerating U.S. economy, sagging exports brought about by the slump in the world IT market, stagnant private-sector capital investment, a decrease in public works projects, and a slowdown in consumer spending.

As a result, in the half year period ended September 30, 2001, our consolidated net sales were ¥578 billion yen, down 11.7% from the same period last year. Operating income was ¥15.2 billion, while aftertax net loss was ¥10.5 billion.

Segment Performance

Iron and Steel

Steel demand dropped rapidly due to stagnant construction and low exports brought about by a decelerating U.S. economy. While steel shipments were higher than the same period last year, growing signs of oversupply pushed down prices in the weak domestic market. Thus, steel sales decreased over the same period last year. Sales of steel castings and forgings, titanium products, and welding consumables were firm on account of rising demand. However, in general subsidiary companies saw a drop in sales and profits.

Consequently, Iron and Steel segment sales decreased 11.8% from the same period last year to ¥241.6 billion. Operating income decreased 68.6% to ¥7.7 billion.

Aluminum and Copper

Shipments of rolled aluminum products increased slightly. A rise in aluminum can stock due to the warm summer was offset by a decline in aluminum plate for semiconductor manufacturing equipment due to weak IT demand. In rolled copper products, shipments went down due to a drop in copper sheet and strip for electronic applications and a decrease in copper tube for air conditioners due to growing overseas production of air conditioners for the domestic market.

For these reasons, sales rose 0.6% to ¥132.5 billion. While overall shipments went down over the same period last year, higher aluminum ingot and copper cathode prices bolstered sales. However, operating income fell 25.8% to ¥4.7 billion due to lower shipments.

Machinery

Domestic Machinery orders fell 19.5% to ¥79.3 billion due to a decrease in demand for municipal solid waste treatment plants. Overseas, orders for optical fiber manufacturing equipment and gas compressors were firm, but plant engineering projects were stagnant, leading to a 21.7% drop to ¥10.6 billion. Total orders decreased 19.8% to ¥89.9 billion and the backlog of orders was ¥240.5 billion.

Higher orders in the previous year contributed to higher sales, but overseas plant orders continued to be severely curtailed and subsidiary companies performed sluggishly. Thus, segment sales were ¥94.0 billion, up 1.4% from the same period last year, while operating loss was flat at ¥2.0 billion.

Construction Machinery

The domestic market was extremely severe due to the long slump in public works investment, housing starts, and private-sector construction. In addition, growth in the equipment lease and rental business lowered demand for new machines. Overseas, the slow recovery in the Asian market, the decelerating U.S. economy, and stagnant European demand led to an overall decrease.

Construction machinery sales were 10.1% lower at ¥74.2 billion in comparison to the same period last year. Operating income was 55.8% lower at ¥1.1 billlion.

Real Estate
Sales in this segment went down 11.0% to ¥23.2 billion, with operating income of ¥3.7 billion, down 43.8%. Factors include tough competition brought about by a large housing supply amid low interest rates, low land prices, and low sale prices.

Other Businesses
The sale of a semiconductor subsidiary led to a 51.4% decline in sales to ¥39.6 billion. Operating income was ¥1 million in comparison to ¥15.3 billion last year.

Corporate Highlights
Our independent power producer business is moving steadily ahead. We started trial operations in July 2001 of the first of two power plants. The first plant will go into full commercial operation in April 2002, while the second one will begin full operation in April 2004. Together, the two plants will have 1.4 million kilowatts of capacity. Project financing amounting to approximately ¥165 billion will be adopted to help establish a sound business base at an early stage. This strategic project will provide us with a stable source of income.

In our construction machinery business, plans have been proceeding among Kobe Steel, Kobelco Construction Machinery and CNH Global on a global alliance for construction equipment. The new formation will turn Kobelco into the world's third largest construction equipment group and further strengthen its position.

The economic outlook is likely to remain severe for the rest of the fiscal year, ending March 2002. The terrorist acts in the United States have increased anxiety of a worldwide recession, and in Japan recovery in private-sector capital investment and growth in personal spending are not anticipated.

Facing declining financial performance brought about by drastically worsening market conditions, we decided in September 2001 to implement temporary measures to quickly improve our profitability. Under measures covering fiscal years 2002 and 2003, we plan to decrease the annual income of our employees, further lower the remuneration of directors and corporate officers, and reduce R&D expenses. In addition, we will decrease the number of employees, reorganize the overseas plant engineering business, and downsize the head office. These measures are intended to contribute to an early reduction in undisposed deficits, improve our financial performance, and built profitability.

As we work through these difficult economic times, we ask for your continued support and thank you for your understanding.

December 2001



Koshi Mizukoshi
President and Chief Executive Officer

Consolidated Interim Balance Sheets

At September 30, 2001 and 2000 (unaudited)

Assets	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 1) 2001
Current assets:			
Cash and time deposits	¥ 128,528	¥ 116,053	$ 1,076,449
Marketable securities	8,367	4,537	70,075
Notes and accounts receivable:			
Trade	229,141	244,553	1,919,104
Unconsolidated subsidiaries and affiliates	75,405	77,975	631,533
Other	14,578	25,473	122,094
Allowance for doubtful accounts	(1,228)	(1,270)	(10,285)
	317,896	346,731	2,662,446
Inventories	261,965	270,750	2,194,012
Deferred income taxes	12,975	19,751	108,668
Other	21,282	23,680	178,241
Total current assets	751,013	781,502	6,289,891
Investments and other assets:			
Investments in securities	66,014	108,018	552,881
Investments in and advances to unconsolidated subsidiaries and affiliates	36,462	36,895	305,377
Long-term loans receivable	8,487	10,030	71,080
Other	81,001	78,454	678,400
Allowance for doubtful accounts	(8,513)	(9,522)	(71,298)
	183,451	223,875	1,536,440
Plant and equipment:			
Land	159,461	145,868	1,335,519
Buildings and structures	604,789	611,999	5,065,235
Machinery and equipment	1,695,069	1,780,124	14,196,558
Construction in progress	69,501	37,061	582,085
	2,528,820	2,575,052	21,179,397
Less accumulated depreciation	(1,577,580)	(1,581,716)	(13,212,563)
	951,240	993,336	7,966,834
Intangible assets	20,114	21,242	168,459
Deferred income taxes	106,585	89,559	892,672
	¥2,012,403	¥2,109,514	$16,854,296

See accompanying notes.

Liabilities and Stockholders' Equity	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 1) 2001
Current liabilities:			
Short-term borrowings	¥ 304,206	¥ 239,722	$ 2,547,789
Current portion of long-term debt	102,288	161,149	856,683
Notes and accounts payable:			
Trade	219,989	203,642	1,842,454
Construction	38,010	15,868	318,342
Unconsolidated subsidiaries and affiliates	54,583	50,859	457,144
Other	18,484	15,523	154,807
	331,066	285,892	2,772,747
Advances from customers	28,495	33,013	238,652
Customers' and employees' deposits	23,647	23,413	198,049
Provision for restructuring costs	5,520	—	46,231
Income and enterprise taxes payable	2,481	2,982	20,779
Deferred income taxes	147	258	1,231
Other	60,200	53,382	504,187
Total current liabilities	858,050	799,811	7,186,348
Long-term liabilities:			
Long-term debt	736,993	844,097	6,172,471
Employees' retirement benefits	65,952	80,712	552,362
Allowance for special repairs	5,832	29,635	48,844
Deferred income taxes	7,893	5,685	66,106
Other	71,222	61,809	596,498
	887,892	1,021,938	7,436,281
Contingent liabilities (Note 2)			
Minority interests	19,318	27,572	161,792
Stockholders' equity:			
Common stock, ¥50 par value; Authorized - 6,000,000,000 shares Issued - 2,835,981,926 shares	213,667	213,667	1,789,506
Additional paid-in capital	132,309	132,309	1,108,116
Land revaluation	139	—	1,164
Accumulated deficit	(72,911)	(68,277)	(610,645)
Net unrealized holding gains (losses) on securities	(6,328)	6,558	(52,998)
Foreign currency translation adjustments	(19,358)	(23,526)	(162,127)
Treasury stock, at cost	(375)	(538)	(3,141)
Total stockholders' equity	247,143	260,193	2,069,875
	¥2,012,403	¥2,109,514	$ 16,854,296

Consolidated Interim Statements of Operations

Six months ended September 30, 2001 and 2000 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	2000	2001
Net sales	¥ 578,004	¥ 654,691	$ 4,840,905
Cost of sales	494,433	528,868	4,140,980
Gross profit	83,571	125,823	699,925
Selling, general and administrative expenses	68,322	73,367	572,211
Operating income	15,249	52,456	127,714
Other income (expenses):			
Interest and dividend income	2,027	2,448	16,977
Interest expense	(15,649)	(18,035)	(131,064)
Seconded employees' salaries net of reimbursement	(10,589)	(11,666)	(88,685)
Gain (loss) on sale of securities	253	(71)	2,119
Loss on write down of securities and investments	(2,569)	(6,535)	(21,516)
Loss on sale or disposal of plant and equipment	(1,149)	(1,566)	(9,623)
Loss on disposal of inventories	—	(534)	—
Foreign exchange gain (loss)	(1,302)	152	(10,905)
Provision for doubtful receivables	—	(2,458)	—
Special employees' retirement benefits	—	(1,267)	—
Gain on securities for contribution to employee pension plan	8,866	11,850	74,255
Effect of applying new accounting standard for retirement benefits	(6,451)	(25,695)	(54,028)
Loss on revaluation of interest swap contracts	—	(3,969)	—
Equity in income of unconsolidated subsidiaries and affiliates	620	297	5,193
Other, net	1,922	(4,703)	16,096
	(24,021)	(61,752)	(201,181)
Loss before income taxes	(8,772)	(9,296)	(73,467)
Income taxes:			
Current	(2,814)	(3,284)	(23,568)
Deferred	992	20,637	8,308
	(1,822)	17,353	(15,260)
Minority interests in losses (income) of subsidiaries	99	(2,855)	829
Net income (loss)	¥ (10,495)	¥ 5,202	$ (87,898)

	Yen		U.S. dollars (Note 1)
Net income (loss) per 1,000 shares	¥ (3,709)	¥ 1,839	$ (31,064)

See accompanying notes.

Consolidated Interim Statements of Cash Flows

Six Months ended September 30, 2001 and 2000 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	2000	2001
Cash flows from operating activities:			
Loss before income taxes	¥ (8,772)	¥ (9,296)	$ (73,467)
Depreciation	42,999	53,197	360,126
Interest and dividend income	(2,027)	(2,448)	(16,977)
Interest expense	15,649	18,035	131,064
Loss (gain) on sale of securities	(253)	71	(2,119)
Loss on write down of securities and investments	2,569	6,535	21,516
Equity in income of unconsolidated subsidiaries and affiliates	(620)	(297)	(5,193)
Special employees' retirement benefits	—	1,267	—
Effect of applying new accounting standard for retirement benefits	6,517	25,695	54,581
Gain on securities for contribution to employee pension plan	(8,866)	(11,850)	(74,255)
Loss on revaluation of interest swap contracts	—	3,969	—
Loss on sales or disposal of plant and equipment	1,149	1,566	9,623
Decrease in trade receivables	48,079	27,190	402,672
Increase in inventories	(6,242)	(13,469)	(52,278)
Decrease in trade payables	(44,207)	(5,674)	(370,243)
Other	11,498	(1,199)	96,298
Subtotal	57,473	93,292	481,348
Cash received for interest and dividends	2,805	5,820	23,492
Cash paid for interest	(16,183)	(17,153)	(135,536)
Cash paid for special employees' retirement benefits	—	(3,598)	—
Cash paid for income taxes	(4,212)	(3,116)	(35,276)
Net cash provided by operating activities	39,883	75,245	334,028
Cash flows from investing activities:			
Purchase of plant and equipment and other assets	(37,721)	(41,206)	(315,921)
Proceeds from sale of plant and equipment and other assets	7,876	2,537	65,963
Purchase of investments in securities	(1,615)	(2,507)	(13,526)
Proceeds from sale of investments in securities	5,626	1,081	47,119
Increase in short-term loans receivable	(1,705)	(347)	(14,280)
Long-term loans receivable	(151)	(910)	(1,265)
Proceeds from collection of long-term loans	461	1,490	3,861
Proceeds from transfer of business	21,413	—	179,338
Other	(2,869)	(1,940)	(24,028)
Net cash used in investing activities	(8,685)	(41,802)	(72,739)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	1,293	(28,670)	10,829
Proceeds from issuance of long-term debt	18,338	47,921	153,585
Repayment of long-term debt	(77,128)	(71,303)	(645,963)
Proceeds from issuance of bonds	32,462	31,055	271,876
Repayment of bonds	(3,202)	(60,562)	(26,817)
Other	(37)	95	(310)
Net cash used in financing activities	(28,274)	(81,464)	(236,800)
Effect of exchange rate changes on cash and cash equivalents	951	(86)	7,965
Increase (decrease) in cash and cash equivalents	3,875	(48,107)	32,454
Cash and cash equivalents at beginning of the six months	126,187	162,213	1,056,842
Cash and cash equivalents of newly consolidated subsidiaries	410	7,212	3,434
Cash and cash equivalents at end of the six months	¥130,472	¥121,318	$1,092,730

See accompanying notes.

Consolidated Interim Statement of Stockholders' Equity

Six Months ended September 30, 2001 (unaudited)

		Millions of yen						
	Shares of common stock	Common stock	Additional paid-in capital	Land revaluation	Accumulated deficit	Net unrealized holding gains (losses) on securities	Foreign currency translation adjustments	Treasury stock
Balance at April 1, 2001	2,835,981,926	¥ 213,667	¥ 132,309	¥ 126	¥ (62,344)	¥ 2,019	¥ (21,983)	¥ (432)
Net loss					(10,495)			
Foreign currency translation adjustments							2,625	
Net unrealized holding losses on securities						(8,347)		
Bonuses to directors					(33)			
Effect of subsidiaries newly consolidated and affiliates newly accounted for by the equity method					35			
Effect of company excluded from consolidation					(62)			
Effect of revaluation of land				13	(12)			
Treasury stock								57
Balance at September 30, 2001	2,835,981,926	¥ 213,667	¥ 132,309	¥ 139	¥ (72,911)	¥ (6,328)	¥ (19,358)	¥ (375)

	Thousands of U.S. dollars (Note 1)						
	Common stock	Additional paid-in capital	Land revaluation	Accumulated deficit	Net unrealized holding gains (losses) on securities	Foreign currency translation adjustments	Treasury stock
Balance at April 1, 2001	$ 1,789,506	$ 1,108,116	$ 1,055	$ (522,144)	$16,910	$ (184,112)	$ (3,618)
Net loss				(87,898)			
Foreign currency translation adjustments						21,985	
Net unrealized holding losses on securities					(69,908)		
Bonuses to directors				(276)			
Effect of subsidiaries newly consolidated and affiliates newly accounted for by the equity method				293			
Effect of company excluded from consolidation				(519)			
Effect of revaluation of land			109	(101)			
Treasury stock							477
Balance at September 30, 2001	$ 1,789,506	$ 1,108,116	$ 1,164	$ (610,645)	$ (52,998)	$ (162,127)	$ (3,141)

See accompanying notes.

Notes to Consolidated Interim Financial Statements

September 30, 2001 (Unaudited)

1. Presentation of Financial Statements

Kobe Steel, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law and in conformity with accounting principles and practices generally accepted in Japan, which are different from the accounting and disclosure requirements of International Accounting Standards. The accounts of overseas consolidated subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile.

The accompanying consolidated interim financial statements should be read in conjunction with the financial statements and related notes included in the Annual Report of the Company to stockholders for the year ended March 31, 2001.

The accompanying consolidated interim financial statements are translations of the consolidated interim financial statements of the Company which were prepared in accordance with interim accounting principles and practices generally accepted in Japan from the accounts and records maintained by the Company and were filed with the appropriate Local Finance Bureau of the Ministry of Finance ("MOF") as required by the Securities and Exchange Law.

In preparing the accompanying consolidated interim financial statements, certain reclassifications have been made in the consolidated interim financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the reader, using the prevailing exchange rate at September 30, 2001, which was ¥119.40 to U.S. $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Contingent Liabilities

At September 30, 2001, the Company and its consolidated subsidiaries (the "Group") were contingently liable for guarantees of loans of ¥16,314 million ($136,633 thousand). This figure includes contingent guarantees and letters of awareness of ¥1,036 million ($8,677 thousand).

Investor Information

Founded: September 1905

Incorporated: June 1911

Fiscal Year: April 1-March 31

Transfer Agent and Office:
The Mitsubishi Trust & Banking Corporation
11-1, Nagata-cho 2-chome, Chiyoda-ku,
TOKYO 100-8212, JAPAN

Listings and Quotations:
Kobe Steel is listed on the Tokyo Stock Exchange, the Osaka Securities Exchange, and the three other exchanges in Japan. Overseas, the Company's shares are listed on the London Stock Exchange. American Depositary Receipts for common stock are traded over the counter in the United States.

Depositary for American Depositary Receipts:
The Bank of New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011, U.S.A.
Tel: (646) 885-3296 (U.S. toll free: 888-269-2377)
URL: http://www.adrbny.com

Investor Inquiries:
Japan
IR Group
Corporate Planning Department
Kobe Steel, Ltd.
9-12, Kita-Shinagawa 5-chome,
Shinagawa-ku, TOKYO 141-8688, JAPAN
Tel: (03) 5739-6043 Fax: (03) 5739-5973

U. S. A.
Kobe Steel USA Inc.
535 Madison Avenue,
New York, NY 10022, U.S.A.
Tel: (212) 751-9400 Fax: (212) 308-3116

E-mail: www-admin@kobelco.co.jp
URL: http://www.kobelco.co.jp

Printed in Japan on recycled paper

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